om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Friday 5 November, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	5 November, 2004	Company Announcement: Notice of General Meeting

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

5 November 2004

Australian Stock Exchange
Company Announcements Office

NOTICE OF GENERAL MEETING

The directors of Occupational and Medical Innovations Ltd have resolved to call a general meeting of members of the company as requested by members pursuant to Section 249D of the *Corporations Act* at 9:00am on the 20th December 2004 to consider the following resolutions:-

1. That John Edward Taske be removed from office as a director of the Company with effect from the conclusion of this meeting.

2. That Michael James Hayne be removed from office as a director of the Company with effect from the conclusion of this meeting.

3. That Lawrence James Litzow be removed from office as a director of the Company with effect from the conclusion of this meeting.

4. That Keith Clifton Taske be removed from office as a director of the Company with effect from the conclusion of this meeting.

5. That Ian Leslie Fraser be appointed as a director of the Company with effect from the conclusion of this meeting.

6. That Mark Rogers be appointed as a director of the Company with effect from the conclusion of this meeting.

7. That Donald C. Mackenzie be appointed as a director of the Company with effect from the conclusion of this meeting.

8. That Bruce Leigh Kiehne be appointed as a director of the Company with effect from the conclusion of this meeting.

9. That Ken Stringer be appointed as a director of the Company with effect from the conclusion of this meeting.

10. That the Company Secretary be authorised to make all lodgements and notifications necessary in relation to the resolutions above.

The place of the meeting will be held at ASX Lecture Theatre, Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

Curriculum Vitae's of Ian Leslie Fraser, Mark Rogers, Donald C. Mackenzie and Ken Stringer are attached.

KEITH TASKE
Joint Chief Executive Officer

CURRICULUM VITAE

Ian Leslie FRASER
11A Parker Street,
Northbridge NSW 2063
Telephone (02) 9958 1904
Facsimile (02) 9958 8201
Mobile 0412 115 385
Email fraseri@bigpond.net.au

PERSONAL INFORMATION	59 years of age Born Sydney Australia, 11/11/1944 Married to Dara Fraser. Five children aged 29 years, 25 years, 19 years, 17 years and 12 years.
QUALIFICATIONS:	FCPA - Fellow of the Australian Society of CPAs FAICD – Fellow Australian Institute of Company Directors
CURRENT DIRECTORSHIPS:	Forest Place Group Limited Hudson Timber Products Limited Mackay Sugar Co-operative Association Limited PMP Limited Structural Systems Limited
PREVIOUS DIRECTORSHIPS:	Crevet Limited Australian Chemical Holdings Limited Clyde Industries Limited Pioneer Sugar Mills Limited Australian Interstate Pipeline Limited Overmeyer Corporation Inc (USA) Koala Corporation Limited Textiles Industries of Australia Limited Sugar Research & Development Corporation. Yates Limited Medibank Private Limited Environmental Recovery Services Ltd

BRIEF EMPLOYMENT HISTORY AND WORK EXPERIENCE

File No.: 82 - 5174
Page No. 5 of 13 pages.

[illegible]

Reported to the Board. ACH was a small listed company with revenue of $190 million and 420 employees. Products manufactured and marketed were primarily chemicals for the paint, fibreglass and paper industries. Manufacturing plants were located in Australia, New Zealand and Vietnam. The company was taken over in March 1998

[illegible]

April 1991 to June 1994 and March 1996 to April 1997
Managing Director - TNT Australia Pty Ltd

Responsible for businesses generating annual revenue of $1.4 billion via 10,500 employees located on approx. 250 sites throughout Australia. Reported to the CEO of TNT Limited. TNT was acquired by the Dutch Post Office in December 1996.

July 1994 to February 1996
Group Executive Director -- TNT Limited

Worked for the CEO on specific tasks related to poor performing businesses. Approximately 50% of the time in Europe working (principally) with TNT Express Worldwide in the Netherlands and TNT Express Espana (a domestic express freight business) in Spain.

[illegible]

Reported to the Board for a business that in 1988 had 3,300 employees and revenue of $428.0 million. Clyde manufactured and marketed a wide range of products including railway locomotives, heavy crushing equipment, chemicals, garage doors (B&D Roll A Dor), washing powders, agricultural equipment and car jacks. Manufacturing plants were located in Australia, Malaysia, Hong Kong and the USA.

[illegible]

Reported to the Board. The major businesses of Pioneer were sugar milling and steel rod and mesh distribution. Other businesses included construction cranes, steel fabrication and erection, manufactured steel products and investments in coalmines and the liquids pipeline from Sydney to Newcastle. In 1983/84 employees numbered 3,200, group revenue was $240.0 million. Pioneer was acquired by CSR in 1987.

[illegible]

Commenced employment with PGH in October 1967. In 1972 PGH was taken over by F&T Industries Limited and was renamed ACMIL Limited in 1974. In March 1981 ACMIL Limited was acquired by ACI International Limited. During this period I worked and lived in South East Asia (2.5 years) and the USA (2 years).

November 2004

CURRENT BOARD - (NON EXECUTIVE ROLES).

May 2004 to present	STRUCTURAL SYSTEMS LIMITED

Appointed a Director in May 2004 as a condition of Hunter Hall agreeing to sub-underwrite a convertible note issue that was essential for the survival of the company. Chairman of the Audit & Compliance Committee.

July 2003 to present	HUDSON TIMBER PRODUCTS LIMITED

Appointed Chairman in July 2003. Hudson is the largest manufacturer of timber roof trusses and wall frames in Australia and the only manufacturer of Hardboard (Masonite)

April 2003 to present	PMP LIMITED

Appointed a Director in April 2003. PMP Ltd is the largest contract printing company in Australia and New Zealand with revenues of $1.3 billion. Member of the Audit & Compliance Committee.

December 2001 to present	FOREST PLACE GROUP LIMITED

Appointed Chairman in December 2001. Forest Place is a listed developer and provider of retirement accommodation in South-East Queensland. 2001 revenue was $18.5 million. FKP Limited now owns 85% of the share capital of Forest Place after a takeover bid failed to reach the compulsory acquisition level. Member of the Audit & Compliance Committee and Chairman of the Contracts Committee.

February 1999 to present	MACKAY SUGAR COOPERATIVE ASSOCIATION LTD.

Mackay Sugar is Australia's second largest sugar milling group with 30% market share, revenue of $300 million and 1,100 grower members.

Chairman of the Audit Committee.

PAST BOARDS - (NON EXECUTIVE ROLES).

April 2000 to Nov. 2003	ENVIRONMENTAL RECOVERY SERVICES LIMITED

ERS was a small listed company that recycled used solvents etc. and then re-sold the refined product for use in parts cleaners that were (usually) hired to industrial and transport users. Appointed Chairman in April 2002. The company was taken over in 2003.

April 2001 to Dec. 2002	YATES LIMITED

Appointed a Director upon the completion of the merger with Norgard Clohessy Ltd. Chairman of the Audit Committee.

Nov. 1997 to May 2002	MEDIBANK PRIVATE LIMITED

Appointed by the Minister for Health for a 4-year term after the Federal Government decided to "corporatise" Medibank Private. Medibank is Australia's largest health insurer with 1.4 million members and revenues of $2.0 billion. Chairman of the Health Solutions Committee. Member of the Audit Committee.

Oct. 1996 to March 2002	THE SUGAR RESEARCH & DEVELOPMENT CORPORATION

The SRDC is a Commonwealth Government corporation that assesses proposals and allocates research funds for the benefit of the Australian Sugar Industry. Appointed in 1998 for a second 3-year term. Did not seek reappointment when my term expired.

Feb. 1999 to July 2000	CREVET LIMITED

Crevet Limited was a small cap. that produced and marketed cast iron water fittings and pipe and PVC pipe – revenue was approx. $100 million. Appointed a Director in February 1999 and Executive Chairman in December 1999. Crevet was taken over by the Crane Group in June 2000.

Jan. 1991 to Nov. 1995	TEXTILE INDUSTRIES OF AUSTRALIA LIMITED

Appointed at the request of the company's lenders. TIA manufactured and marketed the well-known Sheridan and Actil bed linen products and Bruck fabrics. The business was sold to a foreign investor in early 1996. Chairman of the Audit committee.

Curriculum Vitae

PERSONAL DETAILS

NAME:	Kenneth F Stringer
CONTACT ADDRESS:	16 Wagner Street MUDGEERABA QLD 4213
POSTAL ADDRESS:	16 Wagner Street MUDGEERABA QLD 4213
PHONE:	(07) 5559 0500
FACSIMILE:	(07) 5559 0511
DATE OF BIRTH:	25/01/1954
CITIZENSHIP:	Australian
LICENCE:	Driver's Licence (C-class)
OBJECTIVE:	Responsible and challenging senior management position.
INTERESTS:	Sport, golf, art and literature
PERSONAL:	Married, two children (aged 2½ & 15 months) excellent health.

EMPLOYMENT HISTORY

February 1987 to Present	FOREMAN DATA PTY LTD **Managing Director** **1991 to Present** Responsibilities included setting up the new Company from business name, registrations, ATO Registration for Group Tax, Workers Compensation Insurance, Financial Controller, Staff Appointments, personal control of the Service Department, client liaison, setting up service and maintenance contracts, formulating budgets, creditors and debtors Administration, internal and statutory reporting, preparation of Quotations for clients, labour organisation, invoicing to clients, entertaining with clients, Public Relations, Salesperson, Office Administration, Payroll, Staff Training. FOREMAN MANAGEMENT PTY LTD **Managing Director** **1988 to 1997** FOREMAN ELECTRICAL GROUP PTY LTD **Managing Director** **1987 to Merger in 1997 with Foreman Data P/L** Responsibilities included setting up the new Company from business name, registrations, ATO Registration for Group Tax, Workers Compensation Insurance, Staff Appointments, personal control of the Service Department, client liaison, setting up service and maintenance contracts, formulating budgets, creditors and debtors Administration, internal and statutory reporting, preparation of Quotations for clients, labour organisation, invoicing to clients, entertaining with clients, Public Relations, Salesperson, Office Administration, Payroll, Staff Training.
October 1986 to February 1987	TONY MILLER ELECTRICAL PTY LTD **General Manager** Responsibilities included setting up the new Company from business name, registrations, ATO Registration for Group Tax, Workers Compensation Insurance, Staff Appointments, personal control of the Service Department, client liaison, setting up service and maintenance contracts, formulating budgets, creditors and debtors, internal and statutory reporting.

February 1970 to November 1986	MILLER & RAVEN PTY LTD **1980 to 1986** **Service Manager** Responsibilities included liaise with clients, log new work orders, allocate jobs to the appropriate serviceman to carry out, job quotations and estimates to clients, job invoicing, expanding the client base, increasing turnover and profitability. **1976 to 1980** Service Electrician carrying out small to medium installations, repairs and maintenance in Commercial and Industrial fields. **1974 to 1976** Qualified and Licensed Electrician working on large construction projects and multi-story sites, medium and high voltage motors and controls and hazardous installations, promoted to Leading Hand and later to Foreman. **1970 to 1974** Electrical Trades Apprenticeship
Tertiary Qualifications	Contract Engineering Post Certificate Electrical Contracting and Estimating Post Trade Business Studies Certificate Electrical & Communications Engineering Certificate Electrical Fitter-Mechanic Trade

Resume of

Donald Charles Mackenzie

November 2004

PERSONAL DATA

Name:	Donald Charles Mackenzie
Address:	9 Bayview Tce Clayfield Qld 4011
Telephone:	0418 749 331 07 3256 0001(home phone) 07 3256 0331 (home fax) 07 3211 9001 (office)
Date and place of birth:	8 February 1945 Melbourne
Marital status:	Married with 3 children (25, 23 and 22)
Health:	Good
Hobbies:	Home maintenance, motor cars and golf

QUALIFICATIONS

1975	Completed examinations of Institute of Chartered Accountants (intermediate stage)
1976	Completed Professional Year for qualification as a member of the Institute of Chartered Accountants
1993	Admitted as a Fellow of Institute of Chartered Accountants

EMPLOYMENT SUMMARY

PRICE WATERHOUSE	Chartered Accountants
Melbourne - February 1964 to June 1972	Audit division, financial services for companies including pastoral clients
Brisbane - July 1972 to March 1974	Audit division
Melbourne - April 1974 to July 1976	Worked in audit division at senior level, and then audit administration as Co-ordinator of Audit Division (140 staff)
PIONEER SUGAR MILLS LIMITED	Sugar Millers, pastoralists and later manufacturers (after takeover of Aquila Steel Company Limited in 1982)
Corporate Office – Brisbane	
August 1976 to August 1982	Senior Financial Accountant
September 1982 to October 1987	Manager Taxation
SELF EMPLOYED	
November 1987 to March 1989	Chartered Accountant in public practice
GWA GROUP	Manufacturers, distributors and merchants
April 1989 – December 1990	Manager – Taxation
January 1991 – August 1993	Manager - Accounting Services, and member of the GWA due diligence team for the GWA International Limited IPO to May 1993 and general corporate services to August 1993
SELF EMPLOYED	
September 1993 to current date	Chartered Accountant in public practice (provision of corporate services, predominantly to public companies and initially undertook work for companies in the mining and information technology industries (including WMC Limited, QNI Limited and Mincom Limited) and later in the rural industry (Australian Food & Fibre Limited).
OTHER APPOINTMENTS	Member of the Audit Committee of Forest Place Group Limited since October 2002 and appointed a Director of that company in March 2004. In July 2004 was appointed a Director of Australian Food & Fibre Limited.

REFEREES

Available on request

Curriculum Vitae

Name: Mark Arthur Rogers

D.O.B.: 4th April 1951

Address: 260 Scenic Highway, Terrigal NSW 2260

Mobile: 0438 281 599

Home Phone: (02) 4384 1220

After a career in the Plastics Industry in New Zealand Mark Rogers relocated his family to Sydney Australia in 1985. He was instrumental in building his own company, Reko Pty Ltd, into a $25 million plastic injection moulding company specialising in housewares and horticultural products.

In the year 2000 Reko acquired Addis (Australia) Pty Ltd, a $21 million company specialising in plastic housewares. After the integration, the new entity was sold into a small public company Skansen Holdings Limited where the largest shareholder, Mark Rogers, became the Group Managing Director.

In the year 2002 this group changed its corporate name to HomeLeisure Limited which more accurately depicted the group's activities in entertainment, giftware and housewares.

Mark continued to grow the company to approximately $90 million up to year 2004 when due to ill health he resigned his position as Group Managing Director but still retains the role as an independent director and a major shareholder of the company.

Mark has extensive knowledge in plastic manufacturing, general management and has an excellent understanding of good corporate governance.